[redacted]

04015094

RECEIVED
MAR - 1 2004
188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEA Media Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 E. Kennedy Blvd., Suite 3300
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad A. Gordon (813) 226-8844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd., Suite 1500 (Address) Tampa (City), Florida (State) 33602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad A. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEA Media Group, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LILLIAN TRAMONTANO
MY COMMISSION # CC 970546
EXPIRES: October 4, 2004
Bonded Thru Notary Public Underwriters

Signature

Manager
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

CEA Media Group, LLC

Financial Statements and
Supplementary Information
December 31, 2003

These financial statements and schedules should be deemed **confidential** pursuant to SEC Rule 17a-5 subparagraph (e)(3)

CEA Media Group, LLC

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Member of
CEA Media Group, LLC:

In our opinion, the accompanying statement of financial condition and the related statement of operations, of member's equity and of cash flows present fairly, in all material respects, the financial position of CEA Media Group, LLC (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not required part of the basis financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2004

CEA Media Group, LLC

Statement of Financial Condition

		December 31, 2003
Assets		
Cash and cash equivalents	$	106,091
Property and equipment		23,093
Other assets		3,603
Total assets	$	132,787
Liabilities		
Accounts payable and accrued expenses	$	13,079
Commitments and contingencies		
Member's Equity		
Member's capital, a membership unit issued & outstanding		1,000
Retained member's earnings		118,708
Total member's equity		119,708
Total liabilities and member's equity	$	132,787

The accompanying notes are an integral part of these financial statements.

CEA Media Group, LLC

Statement of Operations

		For the year ended December 31, 2003
Revenues		
Consulting	$	473,540
Operating Expenses		
Commissions and employee benefits		236,574
Travel, entertainment and conventions		3,853
Rent, office and occupancy		50,247
Other administrative and operating expenses		21,894
Professional fees		40,943
Total operating expenses		353,511
Net Income	$	120,029

The accompanying notes are an integral part of these financial statements.

CEA Media Group, LLC

Statement of Member's Equity

Balance, December 31, 2002	$	(1,321)
Member's contribution		1,000
Net income		120,029
Balance, December 31, 2003	$	119,708

The accompanying notes are an integral part of these financial statements.

CEA Media Group, LLC

Statement of Cash Flows

	For the year ended December 31, 2003
Cash Flows from Operating Activities	
Net income	$ 120,029
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	5,669
Changes in operating assets and liabilities:	
Increase in other assets	(3,603)
Increase in accounts payable and accrued expenses	11,758
Total adjustments	13,824
Net cash provided by operating activities	133,853
Cash Flows from Investing Activities	
Purchase of property and equipment	(28,762)
Net cash used in investing activities	(28,762)
Cash Flows from Financing Activities	
Contribution to member's equity	1,000
Net cash provided by financing activities	1,000
Net increase in cash and cash equivalents	106,091
Cash and cash equivalents at beginning of the period	0
Cash and cash equivalents at end of the period	$ 106,091

The accompanying notes are an integral part of these financial statements.

CEA Media Group, LLC

Notes to Financial Statements

1. **Nature of Business:**

CEA Media Group, LLC (the "Company") is a limited liability company organized on September 3, 2002 pursuant to the Delaware Limited Liability Company Law, whose sole member is CEA Group, LLC ("CEA"). The Company is ultimately owned and controlled by the J. Patrick Michaels, Jr. Family Trust (the "Trust") of which J. Patrick Michaels, Jr. is the sole trustee and has beneficial ownership interest. The Company provides investment banking and consulting services.

During September 2003, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. **Summary of Significant Accounting Policies:**

Management Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Revenue Recognition

Investment banking revenues are recognized at the time the related transactions are completed. Any warrants received in connection with investment banking transactions are recorded at estimated fair value. Consulting revenues are recognized as the services are provided.

The warrants owned as of December 31, 2003 are determined to have no value.

Other Assets

Other assets consist of prepaid amounts to the NASD.

Income Taxes

The Company is a single member limited liability corporation. Accordingly, the accompanying financial statements include no provision for income tax as the Company's income is reported for tax purposes by its sole member.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying value, which approximate their fair values.

3. Regulatory Requirements:

The Company is subject to SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2003, the Company had net capital, as defined, of $93,012, which was $88,012 in excess of its required net capital of $5,000. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital, as defined, was 0.14 to 1. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

4. Related Party Transactions:

Beginning August 2003, the Company paid $10,000 per month to an affiliate entity under common ownership for administrative services, which is reflected as rent, office and occupancy in the accompanying statement of operations. For 2003, $50,000 was paid to this affiliate for such administrative services.

5. Concentration of Customers:

For the year ended December 31, 2003, the company's three largest customers collectively contributed approximately 65% of total revenue.

CEA Media Group, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

		Per Audited Financial Statements
Computation of net capital:		
Member's equity	$	119,708
Less nonallowable assets:		
Property, plant and equipment		23,093
Other assets		3,603
Net capital		93,012
Computation of aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	13,079
Computation of basic net capital requirements:		
Minimum net capital required – 6 2/3% of aggregate indebtedness	$	872
Minimum net capital requirement	$	5,000
Net capital requirement	$	5,000
Net capital in excess of requirement	$	88,012
Net capital	$	93,012
Ratio of aggregate indebtedness to net capital		0.14

There are no material differences between the computation of net capital included in these financial statements and the net capital computation included in the company's December 31, 2003 unaudited FOCUS filing dated January 27, 2004.

CEA Media Group, LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants On Internal Control Required by SEC Rule 17a-5

To the Member of
CEA Media Group, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of CEA Media Group, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

PRICEWATERHOUSECOOPERS

assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2004